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                                                               Exhibit 99.(a)(8)

FOR IMMEDIATE RELEASE:

             OLIVETTI S.p.A. AND MANNESMANN AG COMMENCE TENDER OFFER
                 FOR CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                               AT $65.75 PER SHARE

New York, New York, December 17, 1998 - Olivetti S.p.A. and Mannesmann AG jointly announced today that they have commenced through a newly formed entity (Kensington Acquisition Sub, Inc.) their previously announced US$65.75 per share cash tender offer for all the outstanding shares of common stock of Cellular Communications International, Inc. (NNM:CCIL). The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, January 15, 1999, unless the tender offer is extended. Following the consummation of the tender offer, Kensington intends to consummate a second step merger to acquire all shares not purchased in the tender offer at the same price paid in the tender offer. This would result in an aggregate equity purchase price on a fully diluted basis of approximately US$1.4 billion.

As previously announced, the Board of Directors of CCIL has unanimously approved the tender offer and the related transactions, has determined that the terms of the tender offer and merger are fair to, and in the best interests of, CCIL and its stockholders, and has recommended that all stockholders accept the offer. All directors and executive officers of CCIL have agreed, among other things, to tender all shares owned by them, representing approximately 4.8% of the outstanding shares of CCIL (approximately 11.7% assuming the exercise of all options beneficially owned by them).

The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the tender offer that number of shares which represents at least a majority of the total number of shares outstanding on a fully diluted basis on the date shares are accepted for payment. Other terms and conditions of the tender offer are set forth in the definitive tender offer documents being filed with the Securities Exchange Commission and mailed to CCIL stockholders.

IBJ Schroder Bank & Trust Company will act as depositary for the tender offer, MacKenzie Partners, Inc. will act as information agent and Goldman, Sachs & Co. and Lehman Brothers Inc. will act as dealer managers.

CCIL's primary asset is an approximate 14.667% interest in Omnitel Sistemi Radiocellulari Italiani S.p.A. (OSR), a strategic joint venture which holds a 70% interest in Omnitel-Pronto Italia S.p.A. (Omnitel). Omnitel is Italy's second leading mobile operator with over 5.0 million subscribers.

In the autumn of 1997, Olivetti and Mannesmann formed a joint venture, Oliman Holding B.V., to cooperate in the area of telecommunications in Italy. Olivetti currently holds a 62.5% interest in Oliman and Mannesmann holds a 37.5% interest. Mannesmann will raise its stake in Oliman to 49.9% by February 1999. Oliman currently holds an indirect 40% interest in Omnitel and a 100% stake in the fixed line operator Infostrada. With this acquisition, Olivetti and

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Mannesmann will further strengthen their position in Omnitel. CCIL currently holds an indirect stake of approximately 10.3% in Omnitel.

Mannesmann operates in Telecommunications, Engineering, Automotive and Tubes & Trading and generated sales of around DM 39 billion in 1997. The Group is one of the leading alternative telecommunication operators in the recently liberalized European market.

The Olivetti Group is a leading international player operating through subsidiaries and affiliates in the telecommunications and information technology sectors. In telecommunications, Olivetti operates both in the wireless and wireline markets through Omnitel and Infostrada, respectively. In the Information Technology sector, Olivetti wholly owns Olivetti Lexikon, which specializes in I.T. products for the office and the consumer markets. It also has a 18.5% ownership in Wang Global, a United States publicly traded company.

CONTACT:  MacKenzie Partners, Inc.  Mark H. Harnett,  (212) 929-5877.


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